2023 REPORT

Stapgen LLC



Dear investors,

Dear Investors, Thanks for your support over the year 2023. This will be a history-making year in the field of prevention and treatment of diabetes due to Stapgen's footprint in innovation. We all should be proud of it.

Now, I would like to provide you with the year-end update:
1. We are still communicating with the FDA how to market STAP-Test. ?
2. We have developed a method for producing biologics to prevent type 2 diabetes on a commercial scale. This is a game-changing event for humanity.
3. We are recognized as the Leading Pioneers in Prevention Technology of Type 2 Diabetes by Global Health and Pharma (GHP), **www.aiglobalmedialtd.com**

Setback:
1. The FDA process is lengthy and expensive.
2. I am unable to raise any more investment funds. We are communicating with different investors, and we are optimistic. The overall progress for the year 2023 is significant.

We now have both the tests and a potential supplement to treat type 2 diabetes.

Our mission is to prevent type 2 diabetes, and our vision is to see a world without diabetes. Sincerely, Biplab K. Malo, DMD, Founder and CEO of Stapgen LLC

We need your help!

1. Get engaged on LinkedIn
2. If you are an angel investor, contact us directly.
3. Ask your doctor for a STAP-Test during your annual visit
4. Tell your friends and family regarding the STAP-Test how it can

prevent Type 2 Diabetes.

5. If you know any investor who is willing to invest in the future of healthcare, ask them to contact us.

6. Together we will be able to save our next generation from Diabetes.

Sincerely,

Biplab Malo

Founder & CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

R&D

Patent

Lab

☹ The Bad

Raising Fund

Raising awareness

Getting new investor

2023 At a Glance

January 1 to December 31



$0
Revenue



-$191,017
Net Loss



$5,505
Short Term Debt



$62,686
Raised in 2023



$9,000
Cash on Hand
As of 03/15/24

We ❤️ Our 54 Investors

Thank You For Believing In Us

Roy Butler	Hatem Rowaihy	La Tisha Davis	Gary Probst	Melinda Walker	Pritilata Baidya
Bethzaida Rivera	Dip Talukdar	Joydeb Malo	Sukanta Majumder	Muthu SANKARAN	Joseph Novak
Jewel Wall	Gabi Gheorghiu	Sai Kumar Yerubandi	Glen Dean	Toni Be	Samuel Wein
David Zadok	Pratap Shil	Padma Das	Subrata DAS	Robert McCollough	Sahadeb Malo
Jenn Wegrzyn	Biswarup DasGupta	Anupam Deb	Fouzia Khanom	Hara Prasad...	Ranjit Kumer Sarker
Reed Gossman	Lallyta Sarker	Shyamal Biswas (RITU)	Ashik Das	Shamapti G. Malo	Dilip K. DAS
Hillol Sarker	Christopher Klatt	Magan B. Bhika	Shan CARTER	Gopal Bapari	Anup Deb
Vladimir...	Clive Harold Abbott	Binny Koshy			

Thank You!

From the Stapgen LLC Team





Biplab Malo 🔗

Founder & CEO

Graduated from UPENN, School of
Dental Medicine in 2000; 20 years
experience in [...] I have
exclusive lic[...] P-test for
detecting, a[...] he incipie...



Madhu S. Malo, MBBS, PhD

Chief Scientist

Discovered the Cause of Type 2
diabetes. Invented the STAP-
test. Former assistant professor
of Harvard Medical School,...

Details

The Board of Directors

Director	Occupation	Joined
Biplab Malo	Dentist @ Self employed	2022

Officers

Officer	Title	Joined
Biplab Malo	CEO President	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Biplab Malo	100,000,000 Common Units	100.0%

Past Equity Fundraises

Date	Amount	Security	Exemption
10/2022	$15,500	Safe	Section 4(a)(2)
03/2023	$62,686		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	100,000,000	100,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Biplab Malo is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We are a startup pre-revenue company. No money has been generated yet from the product sale.

Stapgen LLC acquired exclusive licensing from the inventor and his company. Any violation of the contract could impact the outcome. Exclusive license royalty is 5% of the sale of STAP-test to the inventor and his company.

Existing companies who provide Diabetes related product and care could impact to slow down our progress.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We are in the process for getting FDA approval for the IVD device for home use STAP-test, and lab method. Technology is simple, but the time that it takes to get approval might take longer than anticipated.

STAP-Test for humans will be marketed only after receiving FDA approval. Therefore, the timeline for launch of STAP-Test for humans will depend on how quickly we can receive FDA approval.

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

Stapgen LLC holds the license to the patent of STAP-Test, owned by Dr. Madhu Malo and his company Atoxin Biotech.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the ❓ purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of units . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Units , Investors may receive a number of Preferred Units calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Unit being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our management . Among the factors we may consider in determining the price of Preferred Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;

SAY HELLO   ⌄

the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;

trends in consumer spending, including consumer confidence;

overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Stapgen LLC

Massachusetts Limited Liability Company
Organized February 2022
0 employees
492 Summer Ave
Reading MA 10867 http://www.stapgen.com

Business Description

Refer to the Stapgen LLC profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Stapgen LLC is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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